July 19, 2011

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Funds Trust

SEC File Nos. 333-59745; 811-08895

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on July 13, 2011, for Post-Effective Amendment No. 49 filed on or about May 26, 2011, to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING Floating Rate Fund

1.

Comment:          The Staff requested that the Registrant revise the first sentence of the Fund’s principal investment strategies to include the statement “plus borrowings for investments purposes” after the statement “…the Fund invests 80% of its net assets in…” due to the fact that Rule 35d-1 requires this language in a fund’s “80% test” language. In the alternative if the fund does not anticipate borrowings, the Registrant could revise the language to simply read “…the Fund invests 80% of its assets in…”

Response:         The Registrant will revise the disclosure as requested.

2.

Comment:          The Staff requested that the Registrant review the adequacy of the Fund’s disclosures with respect to its use of derivatives in light of the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:         The Registrant believes that the disclosure is in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 19, 2011

3.

Comment:          The Staff requested that the Registrant remove the two footnotes which follow the performance table found on page 8 of the Fund’s Prospectus and them into the table as parenthetical statements next to each applicable item.

Response:         The Registrant appreciates the comment, but believes that adding this disclosure as a parenthetical to each item would make the table confusing due to the formatting of the table.

ING Intermediate Bond Fund

4.

Comment:          Since the term “Intermediate” is in the name of the Fund, the Staff has requested that disclosure be added to the principal investment strategies section indicating that the Fund maintains an average dollar-weighted maturity of 3-10 years.

Response:         The reference to “duration” is correct. Pursuant to guidance provided by the Staff in the Frequently Asked Questions about Rule 35d-1, the Fund’s name does not include the word “term” and disclosure relating to the dollar-weighted average maturity of the portfolio is not necessary. Thus, the Registrant believes the current use of the term “duration” in the disclosure is proper.

Additional Information about Principal Investment Strategies

5.

Comment:          The Staff commented that the Registrant has included some additional disclosure with respect to ING Floating Rate Fund but no additional information for the other funds contained in the Registrant’s Prospectus. The Staff commented that the Registrant should provide the complete description of the other funds’ principal investment strategies under the section heading “Additional Information about Principal Investment Strategies” and not in the summary prospectus per Item 9(b).

Response:         The Registrant does not always include two separate versions of its principal investment strategies: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it in the statutory section of the prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 19, 2011

This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

Last, with respect to ING Intermediate Bond Fund, as explained during the call with the Staff on July 13, 2011, the Fund’s Sub-Adviser has requested that the Fund’s non-principal investment strategies as stated in the Fund’s Statement of Additional Information include the ability to invest in structured notes. This addition will be reflected in the 485(b) filing.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

July 19, 2011

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Funds Trust

SEC File Nos. 333-59745; 811-08895

Dear Mr. Thompson:

ING Funds Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.

Dechert LLP